Mail Stop 4720

May 24, 2010

Via Facsimile and U.S. Mail

Michael B. Edwards
Assistant Vice President- Financial Reporting
Baldwin & Lyons, Inc.
1099 North Meridian Street
Indianapolis, IN 46204

Re: Baldwin & Lyons, Inc.
      Form 10-K for the Fiscal Year Ended December 31, 2008
      Filed March 14, 2009
      File Number: 000-05534

Dear Mr. Edwards:

      We have completed our review of your Annual Report on Form 10-K for the Fiscal Year Ended December 31, 2008 and have no further comments at this time.

      Sincerely,

      Jeffrey Riedler
      Assistant Director